SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom, Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

This report consists of a copy of a press release dated December 02, 2002, filed by Globe Telecom, Inc. with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange, regarding Globe Telecom Inc.'s payment of consent fees in connection with the solicitation of consents to amend the indenture in respect of its US$220 million 13% Senior Notes due 2009.

2

  CM-020
GLOBE TELECOM

02 December 2002

SECURITIES AND EXCHANGE COMMISSION
PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention:         MS. Justina Callangan
Director, MMOD

PHILIPPINE STOCK EXCHANGE
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention:         Mr. Jose Cervantes
Senior Vice President

Ms. Grace B. de Guia
Assistant Manager, Disclosure Department
Listing & Disclosure Group

Ms. Luisa W. Buenaventura
Supervisor, Disclosure Department

Gentlemen:

We previously disclosed to you that on 07 October 2002 the Company commenced solicitation of consents from holders of its US$220 million 13.000% Senior Notes due 2009 (the “Notes”) to amend the indenture under which the Notes were issued in August 1999. Only record holders of Notes as of 5:00 p.m. New York City time, on 04 October 2002 were eligible to consent to the proposed amendments. The proposed amendments will conform certain terms and covenants contained in the Indenture for the Notes with the terms and covenants of the indenture for the Company’s US$200 million 9.750% Senior Notes due 2012 which were issued in April of this year.

The consent solicitation expired on 18 October 2002 (at 5:00 p.m., New York City time). Approximately 67.8% aggregate principal amount of Notes outstanding (excluding Notes held by Globe or its affiliates) have validly tendered their consents. The Amended and Restated Indenture, which has incorporated the amendments, came into effect last 21 October 2002.

On 21 October 2002, the Company announced that it had obtained the requisite consents from the holders of its US$220 million 13% Senior Notes due 2009 (the Senior Notes) to the proposed amendments to the Indenture dated as of 06 August 1999 related to the Senior Notes in accordance with the terms of the Indenture.

Today, 2 December 2002 the Company paid to holders of the Notes as of the record date that delivered valid consents that were not revoked, upon the terms conditions of the consent solicitation, for each US$1,000 in principal amount of Notes, a consent fee in the amount of US$2.50. The aggregate figure amounted to US$378,477.50

Very truly yours,

DELFIN C. GONZALEZ, JR.
Senior Vice President – Chief Financial Officer

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Globe Telecom Inc.

By:	/s/ Delfin C Gonzalez
Name:	Delfin C. Gonzalez
Title:	Chief Financial Officer
Date: December 09, 2002